WILLIAMSBURG INVESTMENT TRUST

June 18, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Williamsburg Investment Trust (the “Trust”)

File Nos. 811-05685, 33-25301

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to comments provided by Ms. Alison White of the Staff of the Securities and Exchange Commission (the “Commission”) on preliminary copies of proxy materials, including a Shareholder Letter, Notice of Special Meeting, Proxy Statement and Proxy Card, filed with the Commission on June 4, 2021, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934. The Trust intends to file definitive copies of the proxy materials reflecting the changes described in this letter on June 18, 2021. The following are the comments provided by the Commission staff and the Trust’s responses to those comments:

PROXY STATEMENT

COMMENT 1. Please confirm supplementally that holding a shareholder meeting by means of remote communication is consistent with applicable state law and the Trust’s governing documents (with citation to the specific language in such documents).

RESPONSE: The Trust will hold the shareholder meeting in-person and does not plan to offer remote communication options. The Trust will update the proxy statement disclosure accordingly.

COMMENT 2. Please advise whether you contemplate any intentional changes to the shareholder meeting experience when compared to an in-person meeting.  For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person?

RESPONSE: The Trust will hold the shareholder meeting in-person and does not plan to offer remote communication options. The Trust will update the proxy statement disclosure accordingly.

COMMENT 3. Please consider providing a technical assistance phone number for investors to use if they experience ‘day of’ problems logging on, hearing, or being heard, at the meeting

RESPONSE: The Trust will hold the shareholder meeting in-person and does not plan to offer remote communication options. The Trust will update the proxy statement disclosure accordingly.

COMMENT 4. As described in the “Dear Shareholder” letter contained in the Proxy Statement, in the event that you decide to make changes to the date, time, location, or means of conducting the Special Meeting, please review the suggestions contained in Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns as referenced in the following link:

https://www.sec.gov/ocr/staff-guidance-conducting-annual-meetings-light-covid-19-concerns

RESPONSE: The Trust will hold the shareholder meeting in-person and does not plan to offer remote communication options. The Trust will update the proxy statement disclosure accordingly.

COMMENT 5. Throughout your disclosure, you state the “advisory fees currently payable” under the agreements “are identical.”  On page 8 of the proxy statement, in the “Question and answers,” the disclosure states that fees payable under the new advisory agreements will be 10 bps higher if certain conditions are met.  Please qualify your statements throughout the proxy statement to avoid creating the impression that the fees under the two agreements are identical. In an appropriate location, please present a table showing the advisory fees payable at various asset levels.

RESPONSE: The Trust has made revisions consistent with the Staff’s comments, and the following tables have been added to Proposal 1 of the Proxy Statement:

During the Initial Term (August 1, 2021 to July 31, 2023), the advisory fee paid by each Fund, based on the respective Fund’s average daily net assets, is at the following annual rates:

Each Fund’s Average Daily Net Assets	Advisory Fee
First $250 million	0.70%
Next $250 million	0.65%
Amounts over $500 million	0.50%

After the Initial Term (August 1, 2023 and beyond), the advisory fee paid by each Fund, based on the respective Fund’s average daily net assets, is at the following annual rates:

Each Fund’s Average Daily Net Assets	Advisory Fee

First $250 million	0.70%
Next $250 million	0.65%
Next $500 million	0.60%
Amounts over $1 billion	0.50%

Additionally, throughout the Proxy Statement, whenever the new advisory agreement fees are referenced, the following underlined disclosure has been added:

Approval of the New Advisory Agreements will not change the advisory fees the Funds currently pay through July 31, 2023, or the investment strategies and processes that are currently being used to manage the Funds. However, beginning August 1, 2023, a new breakpoint will be added to the contractual advisory fee schedule in the New Advisory Agreements. This breakpoint will have the effect of increasing the advisory fee by 0.10% of each Fund’s average daily net assets for amounts between $500 million and $1 billion. As of March 31, 2021, the FBP Equity & Dividend Plus Fund and FBP Appreciation & Income Opportunities Fund had net assets of approximately $28.5 million and $35.6 million, respectively.

COMMENT 6. Please revise existing disclosure to more specifically address how the Board considered the investment advisory agreement breakpoint revisions as part of the 15(c) process.

RESPONSE: The following disclosure related to the Board’s consideration of the breakpoints for the new investment advisory agreements appears on page 18 of the proxy statement:

“The Board of Trustees also took into account the proposed new breakpoint in each Fund’s advisory fee schedule, noting that it would not take effect until after the Initial Term and that even then the Funds would have to had experienced a substantial increase in their respective assets before becoming subject to the new breakpoint.”

COMMENT 7. To the extent there are material differences between North Carolina and New York law that would impact the adviser’s obligations under the advisory agreements, please disclose them in an appropriate location.

RESPONSE: There are no material differences between North Carolina and New York law that would impact the adviser’s obligations under the advisory agreements, and the proxy statement has been updated to provide this disclosure to investors.

COMMENT 8. Please confirm if the previous investment advisory agreements were approved by the Board on March 29, 2021.

RESPONSE: The previous agreements were approved by the Trust’s Board on March 29, 1993. The Proxy Statement will be updated accordingly.

COMMENT 9. Please add “similar” after the word “substantially” when referencing the interim advisory agreements.

RESPONSE: The Trust has made revisions consistent with the Staff’s comment.

COMMENT 10. Please provide more detail as to how each fund’s absolute and relative performance compared against its respective benchmarks, Morningstar categories, and certain private accounts managed in a similar manner and what the Board concluded about the performance.  The funds should be discussed separately.

RESPONSE: The Trust has updated the Proxy Statement as requested with the following underlined disclosure to the Proxy Statement that reflects the material factors considerd by the Board in approving the New Advisory Agreements:

Evaluation by the Board of Trustees

The Board of Trustees, including the Independent Trustees voting separately, reviewed and approved the New Advisory Agreements at a meeting held on May 18, 2021. In making the determination to recommend approval of the New Advisory Agreements to shareholders of the Funds, the Board of Trustees considered all information the Trustees deemed reasonably necessary to evaluate the terms of the New Advisory Agreements and to determine that each New Advisory Agreement would be in the best interests of the Fund and its shareholders. The principal areas of review by the Trustees were the nature, extent and quality of the services to be provided by Cantor Fitzgerald and the reasonableness of the fees to be charged for those services. These matters were considered by the Independent Trustees consulting with experienced counsel for the Independent Trustees, who is independent of Cantor Fitzgerald.

In evaluating the New Advisory Agreements and Cantor Fitzgerald, the Board of Trustees reviewed Cantor Fitzgerald’s response to an information request letter that counsel to the Independent Trustees had sent on their behalf as well as additional information provided by representatives of FBP and Cantor Fitzgerald at a meeting held on May 18, 2021. The Trustees also considered certain information they had received when they approved the continuance of the Previous Advisory Agreements with FBP at a meeting held on February 23, 2021 and the information regarding FBP and each Fund’s performance they had been provided throughout the year at regular meetings of the Board of Trustees. Below is a discussion of the factors considered by the Board of Trustees along with the conclusions with respect to those factors that formed the basis for the Board of Trustees’ approval of the New Advisory Agreements.

The Board of Trustees’ evaluation of the quality of the services to be provided by Cantor Fitzgerald took into account, among other matters, the firm’s advisory business, financial condition, investment capabilities and other resources. ~~The Board of Trustees took into account the Funds’ absolute and relative performance against their respective benchmarks, Morningstar categories and certain private accounts managed in a similar manner, noting~~The Board of Trustees took into consideration that the Funds’ current portfolio managers are expected to continue to be responsible for the day-to-day portfolio management of the Funds after the closing of the Transaction. In this regard, the Board of Trustees took into account that Cantor Fitzgerald intended to enter into employment contracts with the Funds’ current portfolio managers, which would generally have a term of five years. The Board of Trustees noted that the Funds would continue to be managed in accordance with their current investment objectives and principal investment strategies. Given that the Funds’ current portfolio managers were expected to continue to be responsible for the day-to-day portfolio management of the Funds after the Transaction and that no changes to the Funds’ investment objectives or principal investment strategies were anticipated as a result of the Transaction, the Board of Trustees determined that it was appropriate to consider certain comparative performance information that the Board had received in connection with the Funds’ most recent annual contract renewal. That comparative performance information indicated, among other things, that the FPB Equity & Dividend Plus Fund and the FBP Appreciation & Income Opportunities each had underperformed its respective benchmarks and Morningstar category for the 1-, 3-, 5- and 10-year periods ended December 31, 2020. The Board of Trustees noted that the Funds were consistently managed according to their investment objectives and principal investment strategies. The Board of Trustees also noted that the value stocks in which the Funds primarily invest generally have been underperforming growth stocks for a number of years and that the Funds’ option writing strategy that was designed to generate income also tends to have the effect of limiting the Funds’ returns in rising markets. The Board of Trustees also took into account the outperformance of each of the FBP Equity & Dividend Plus Fund and the FBP Appreciation & Income Opportunities Fund relative to its primary benchmark and Morningstar category for the 1-year period ended March 31, 2021. Based on the foregoing, the Board of Trustees concluded that the performance of each of the FBP Equity & Dividend Plus Fund and the FBP Appreciation & Income Opportunities Fund was satisfactory given each Fund’s investment strategy in comparison to the performance to primary and secondary benchmarks, and each Fund’s respective Morningstar category.

The Board of Trustees took into account Cantor Fitzgerald’s representations that: (1) the responsibilities of Cantor Fitzgerald under the New Advisory Agreements would be the same in all material respects as those of FBP under the Previous Advisory Agreements; (2) the level and quality of advisory services to be provided to the Funds would not be materially affected as a result of the New Advisory Agreements; (3) the investment personnel who had managed the Funds at FBP would continue to do so as employees of Cantor Fitzgerald pursuant to the New Advisory Agreements; and (4) the financial condition of Cantor Fitzgerald would not be adversely affected by the Transaction. The Board of Trustees noted that the New Advisory Agreements were substantially similar to the Previous Advisory Agreements as it related to the services to be provided to the Funds under New Advisory Agreements and that the Funds’ current portfolio managers were expected to continue to manage the Funds after the Transaction in substantially the similar manner prior to the Transaction. The Board took into account the financial condition of Cantor Fitzgerald as reflected in its financial statements, noting that Cantor Fitzgerald expected to use the cash on its balance sheet to complete the Transaction.

In reviewing the proposed advisory fees under the New Advisory Agreements and estimated expenses of the Funds, the Board of Trustees took into account that during the Initial Term those advisory fees would be identical to those under the Previous Advisory Agreements and Interim Advisory Agreements and that Cantor Fitzgerald had agreed to maintain the Funds’ current expense limitations for a two-year period following the effective date of the New Advisory Agreements. The Board of Trustees also took into account the proposed new breakpoint in each Fund’s advisory fee schedule, noting that it would not take effect until after the Initial Term and that even then the Funds would have to had experienced a substantial increase in their respective assets before becoming subject to the new breakpoint. Given these similarities in the Funds’ advisory fees and net expenses, the Board of Trustees took into account comparative fee and expense data that had provided in connection with their most recent annual contract review that had occurred at a Board meeting held on February 23, 2021. ~~That data compared the advisory fees and overall expense levels of each Fund with those of funds with similar investment objectives and strategies as well as the private accounts managed by FBP~~That comparative fee and expense data indicated, among other things, that (i) the advisory fees for the FBP Appreciation & Income Opportunities Fund, after fee waivers, while higher than the average for similarly managed funds according to statistics derived from Morningstar, Inc., remain competitive, (ii) the advisory fees for the FBP Equity & Dividend Plus Fund, after fee waivers, were lower than the average for similarly managed funds according to statistics derived from Morningstar, Inc.; and (iii) the total operating expense ratio of each Fund, after fee waivers, while higher than similarly managed funds, remain competitive with the average expense ratio for comparably managed funds, according to statistics derived from Morningstar, Inc. Based on the foregoing, the Board of Trustees concluded that the proposed advisory fees payable by the Funds were reasonable in relation to the services to be provided by Cantor Fitzgerald. The Board of Trustees also considered information provided by Cantor Fitzgerald concerning its anticipated profitability with respect to each Fund, including the assumptions and methodology used in preparing the profitability information, in view of applicable case law relating to advisory fees. For these purposes, the Board of Trustees considered not only the proposed advisory fees payable by the Funds, but also so-called “fallout” benefits that Cantor Fitzgerald expected to receive as a result of its relationship to the Funds. In evaluating the Funds’ proposed advisory fees, the Trustees considered the complexity and quality of the investment process that will continue to be applied in managing the Funds.

Given the current size of the Funds and their expected growth, the Board of Trustees did not believe that, at the present time, it would be relevant to consider the extent to which economies of scale would be realized as the Funds grow, and whether fee levels reflect these economies of scale. The Board of Trustees noted the potential for increased distribution opportunities for the Funds as a result of their relationship with Cantor Fitzgerald.

No single factor was considered in isolation or to be determinative to the decision of the Independent Trustees to approve the New Advisory Agreements.

Based on their review, including their consideration of each of the factors referred to above, the Board and the Independent Trustees concluded that the terms of the New Advisory Agreements, including the advisory fees payable to Cantor Fitzgerald, are fair and reasonable to the Funds and their shareholders given the scope and quality of the services to be provided to the Funds and such other considerations as the Independent Trustees believed relevant in the exercise of their reasonable business judgment and that approval of the New Advisory Agreements was in the best interests of the Funds and their shareholders. Accordingly, the Board and the Independent Trustees unanimously approved the New Advisory Agreements and recommended that the Funds’ shareholders approve the New Advisory Agreements.

COMMENT 11. In the proxy statement, it is disclosed that “The Board of Trustees took into account Cantor Fitzgerald’s representations that: (1) the responsibilities of Cantor Fitzgerald under the New Advisory Agreements would be the same in all material respects as those of FBP under the Previous Advisory Agreements; (2) the level and quality of advisory services to be provided to the Funds would not be materially affected as a result of the New Advisory Agreements; (3) the investment personnel who had managed the Funds at FBP would continue to do so as employees of Cantor Fitzgerald pursuant to the New Advisory Agreements; and (4) the financial condition of Cantor Fitzgerald would not be adversely affected by the Transaction.” Did the Board do anything beyond relying on these representations?  If so, revise to clarify.

RESPONSE: See response to Comment 10 for a more detailed description of the material factors the Board considered in approving the New Advisory Agreements.

COMMENT 12. Please provide more detail about the comparative fee and expense data that the Board reviewed (i.e., what did the data show?) for each fund and how the Board determined that the fees were reasonable. Again, please discuss each fund separately.

RESPONSE: See response to Comment 10.

COMMENT 13. Please disclose, if true, that approval of the investment advisory agreement for one fund is not contingent upon the approval of the advisory agreement for the other fund.

RESPONSE: The approval of the investment advisory agreement for one fund is not contingent upon the approval of the advisory agreement for the other fund, and the proxy statement has been updated accordingly.

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Thank you for your comments. Please contact the undersigned at (513) 587-3454 if you have any questions.

Very truly yours,

_______________

David James

Secretary